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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                     FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                                     Commission File Number:     000-29808
                                                            --------------------

                               OTG Software, Inc.
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             (Exact name of registrant as specified in its charter)


                   2600 Tower Oaks Blvd., Rockville, MD 20852
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   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
            (Title of each class of securities covered by this Form)


                                      None
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  (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)


     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

     Rule 12g-4(a)(1)(i)    [X]           Rule 12h-3(b)(1)(i)    [X]
     Rule 12g-4(a)(1)(ii)   [ ]           Rule 12h-3(b)(1)(ii)   [ ]
     Rule 12g-4(a)(2)(i)    [ ]           Rule 12h-3(b)(2)(i)    [ ]
     Rule 12g-4(a)(2)(ii)   [ ]           Rule 12h-3(b)(2)(ii)   [ ]
                                          Rule 15d-6             [ ]

     Approximate number of holders of record as of the certification or notice date: One

     Effective as of May 14, 2002, the Registrant was acquired by Legato Systems, Inc., a Delaware corporation ("Legato"), by way of a merger (the "Merger") in which the Registrant merged with and into Orion Acquisition Sub Corp., a Delaware corporation formed solely to effect the Merger and wholly owned subsidiary of Legato Systems, Inc. and the Registrant ceased to exist. In connection with the Merger, 0.6876 shares of Legato common stock plus a cash payment of $2.50 were exchanged for each share of common stock of the Registrant outstanding immediately prior to the consummation of the Merger and Legato assumed all of the Registrant's stock options outstanding at the effective date of the Merger. Accordingly, as of the date hereof, there are no holders of record of Common Stock of the Registrant.

     Pursuant to the requirements of the Securities Exchange Act of 1934 OTG Software, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:  May 14, 2002                       By:    /s/ Richard A. Kay
                                              -------------------------------
                                              Name:  Richard A. Kay
                                              Title:  Chief Executive Officer
                                                      and President

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities and Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.